Exhibit 99(a)(5)(g)

NAUTILUS MARINE ACQUISITION ANNOUNCES
SUCCESSFUL CLOSING OF ITS ACQUISITION AND FINAL RESULTS OF ITS TENDER OFFER

Athens, Greece, February 13, 2013 –Nautilus Marine Acquisition Corp. (“Nautilus”) (NASDAQ: NMAR) today announced the successful closing of its acquisition of Assetplus Limited as well as the expiration and final results of its tender offer to purchase up to 4,137,300 shares of its common stock (the “Common Shares”) at price of $10.10 per share, net to the seller in cash, without interest thereon (the “Tender Offer”).  The Tender Offer expired at 5:00 p.m., New York City time, on February 13, 2013.  Shortly following the expiration of the Tender Offer, Nautilus successfully completed its acquisition of Assetplus Limited.

Based upon information provided by American Stock Transfer & Trust Company, the depositary for the Tender Offer, as of the expiration of the Tender Offer, a total of 4,225,864 Common Shares have been validly tendered and not withdrawn.  Pursuant to the terms of the Offer, Nautilus accepted for purchase an additional 88,564 Common Shares (within 2% of Nautilus’ outstanding Common Shares).  As a result, all Common Shares validly tendered and not properly withdrawn were accepted for purchase.  As such, Nautilus accepted for purchase 4,225,864 Common Shares at a purchase price of $10.10 per Common Share for a total cost of approximately $42.68 million, excluding fees and expenses related to the Tender Offer.  Such Common Shares represent approximately 70.4% of Nautilus’ issued and outstanding Common Shares as of February 13, 2013. Payment for Common Shares accepted for purchase will be made promptly.

Morrow & Co., LLC acted as the information agent, and the depositary was American Stock Transfer & Trust Company.  For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell common shares of Nautilus.
About Nautilus

Nautilus was formed in November 2010 pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. A registration statement for Nautilus’ initial public offering (the “IPO”) was declared effective on July 14, 2011. It consummated its IPO on July 20, 2011 and received gross proceeds of $48,000,000. Nautilus issued an aggregate of 4,800,000 Units in the IPO.  Each Unit consisted of one Common Share and one warrant. Each warrant entitles the holder to purchase from Nautilus one Common Share at an exercise price of $11.50 per share.  Prior to the consummation of the IPO, Nautilus completed a private placement of an aggregate of 3,108,000 Warrants to certain insiders, generating gross proceeds of $2,331,000.  A total of $48,480,000 of the net proceeds from the IPO and the private placement were placed in a Trust Account established for the benefit of Nautilus’ public shareholders.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this release are or may constitute “forward-looking statements.”  Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  Actual results (including, without limitation, the results of the Nautilus’ tender offer and proposed business combination with Assetplus) could differ materially if not substantially from those described in the forward-looking statements.  Important risks and other factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the acquisition of Assetplus, the tender offer and Nautilus’ post-closing activities, such risks and uncertainties include, among many others: (i) the risk associated with Nautilus’ tender offer (including uncertainty regarding the number of shareholders who may tender their Nautilus common shares); (ii) the risk that the business and assets of Assetplus will not be properly integrated into Nautilus; (iii) the risk that the benefits to Nautilus and its stockholders anticipated from acquisition by Nautilus of Assetplus may not be fully realized or may take longer to realize than expected; (iv) the risk that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized, (v) the risks associated with the current concentration of Assetplus’ business with one customer, Petrobras; (vi) the potential for reductions in industry profit margins due to, among other factors, declining charter rates; (vii) the inability of Nautilus to expand and diversify the business of Assetplus; (viii) changing interpretations of generally accepted accounting principles; (ix) Nautilus’ continued compliance with government regulations; changing legislation and regulatory environments; (x) the ability of Nautilus to meet the Nasdaq’s continued listing standards; (xi) the potential for lower return on investment by Nautilus on its investments in vessel assets; (xii) the inability of Nautilus to manage growth; (xiii) requirements or changes affecting the shipping and maritime industry; (xiv) the general volatility of market prices of the Nautilus’ securities and general economic conditions; (xv) Nautilus’ ability to implement new strategies and react to changing market conditions; (xvi) risks associated with operating (including environmental) hazards; (xvii) risks associated with competition; (xviii) risks associated with the loss of key personnel; or (xix) any of the factors in detailed in the “Risk Factors” section of Nautilus’ filings with the SEC.

The foregoing listing of risks is not exhaustive. These risks, as well as other risks associated with the acquisition of Assetplus and Nautilus’ tender offer, have been more fully discussed in Nautilus’ Schedule TO, as amended, filed with the SEC in connection with the tender offer.  Additional risks and uncertainties are identified and discussed in Nautilus’ reports filed or to be filed with the SEC and available at the SEC's website at http://www.sec.gov.  Forward-looking statements included in this press release speak only as of the date of this press release.  Nautilus undertakes and assumes no obligation, and do not intend, to update Nautilus’ forward-looking statements, except as required by law.

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Investor Relations Contact:
Matthew Abenante
Investor Relations Advisor
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, N.Y. 10169
Tel. (212) 661-7566Email: nautilus@capitallink.com